Exhibit 17.1

March 6, 2009
Via Email

Dear Ron,

I am writing to provide you notice that Butler is and has been in default under my Employment Agreement, pursuant to Paragraph 7.c. thereof for failure by Butler to perform its obligations under my Employment Agreement.  The defaults include failure to make payments owed me in excess of $1.4 million dollars, failure to pay weekly salary and other obligations due me.  Such breach of my employment pursuant to Paragraph 7.c. gives rise to the obligations of Butler pursuant to Paragraph 7.f. of the Employment Agreement. I request payment of all funds do to me be paid immediately.

As a result of the these defaults, I am left with no option other than to resign  immediately as Chairman, CEO and President of Butler and all its related companies.

I further advise that the company has continuing obligations to me pursuant to such agreement.

Ed